EXHIBIT 99.1

China Xiniya Fashion Limited Announces Transfer to NYSE American and ADS-to-Share Ratio Change

XIAMEN, FUJIAN, China—December 26, 2017—China Xiniya Fashion Limited (“Xiniya” or the “Company” NYSE: XNY), announced today that it intends to transfer the listing of its ADRs from the New York Stock Exchange (“NYSE”) to the NYSE American LLC (“NYSE American”) in connection with the previously announced transactions (the “Transactions”) contemplated by the Securities Purchase Agreement (the “Purchase Agreement”) with, among others, True Silver Limited, a British Virgin Islands company (“True Silver”) and Honest Plus Investments Limited, a British Virgin Islands company (“Honest Plus”), and the Share Transfer Agreement (the “Divestiture Agreement”) with Qiming Investment Limited, a British Virgin Islands company (“Qiming Investment”), on December 10, 2017. In addition, the Company announced it and Deutsche Bank Trust Company Americas, as depositary (the "Depositary"), have entered into an amendment to the current Deposit Agreement governing outstanding ADRs pursuant to which, each American Depositary Share ("ADS") will represent forty-eight ordinary shares, par value $0.00005 per share (“Shares”) of the Company rather than the current sixteen Shares represented before such amendment (the “Ratio Change”). The effective date of the Ratio Change will be announced by the Depositary and is expected to be on December 28, 2017.

In addition to customary closing conditions, the closing of the acquisition of True Silver Limited under the Purchase Agreement and the divesture of Xiniya Holdings Limited, a Hong Kong company directly and wholly owned by the Company under the Divestiture Agreement, are subject to approval from the NYSE. In that regard, the Company, on December 22, 2017, applied to list its ADS on the NYSE American. Subject to the approval of the listing application by NYSE American, the Company expects that its ADS will begin trading on the NYSE American on December 29, 2017 under its current symbol “XNY”. The Company is required to meet the original listing requirements of the NYSE American. Subject to the approval by the NYSE American of the Company’s listing application, the Company’s ADRs will continue to trade under the symbol “XNY” on the NYSE until the transfer is complete. The Company’s Board of Directors approved the transfer to the NYSE American on December 10, 2017.

In connection with Ratio Change, holders of ADSs will be required to surrender their ADSs for exchange into ADSs reflecting the Ratio Change. The Depositary will notify registered holders of ADRs of the process for such exchange. As a result of the Ratio Change, the ADS price will initially automatically increase proportionally. The Company can give no assurance, however, that the post-Ratio Change ADS price (on an underlying Share basis) will be equal to or greater than the pre-Ratio Change ADS price (on an underlying Share basis).

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates”, “target”, “going forward”, “outlook” and similar statements. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For additional information, please contact:

China Xiniya Fashion Limited

Mr. Chee Jiong Ng

Chief Financial Officer

Telephone: +86 1365 5939 932

Email: ngcheejiong@xiniya.com